LONE MOUNTAIN MINES, INC.

1174 MANITOU DR. NW

PO BOX 363

FOX ISLAND WASHINGTON

98333

December 30, 2008

VIA EDGAR CORRESPONDENCE ONLY

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Lone Mountain Mines, Inc.

Form 10-Q for the Quarter Ended June 30, 2008

File May 20, 2008

Form 10-Q for the Quarter Ended September 30, 2008

Filed November 19, 2008

File No. 001-32032

Dear Ms. Jenkins:

This letter is in response to your comment letter (the “Comment Letter”) dated December 23, 2008, with regard to the Form 10Q filings of Lone Mountain Mines, Inc., a Nevada corporation (“Lone Mountains” or the "Company") originally filed on May 20, 2008 and November 19, 2008.

We have responded to each of your comments as follows:

1.

The Company has amended its 10Q filings for each of the above-referenced quarterly reports.

2.

The Company has amended both quarterly reports to include the Section 302 and 906 Certifications for the Principal Executive and Financial Officers.

3.

The Section 302 certifications have been amended to remove references to “small business issuer.”

4.

A Form 8-K has been filed regarding the appointment of Howard Bouch.

Finally, the Management of Lone Mountain acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

LONE MOUNTAIN MINES, INC.

1174 MANITOU DR. NW

PO BOX 363

FOX ISLAND WASHINGTON

98333

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Coronado can respond with a prompt response.

Thank you in advance for your courtesies.

Lone Mountain Mines, Inc.

/s/ Kevin Murphy

Kevin Murphy

President, CEO and  Director